KEEGAN RESOURCES INC.

Suite 600, 1199 West Hastings Street

Vancouver, BC V6E 3T5

Telephone: (604) 683-8193 / Fax: (604) 683-8194

Toll Free: 1-800-863-8655

www.keeganresources.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of Shareholders of Keegan Resources Inc. (the “Company”) will be held at Suite 600 – 1199 West Hastings Street, Vancouver, British Columbia on Thursday, October 1, 2009 at 10:00 a.m., local time, (the “Meeting”) for the following purposes:

1.

To table and consider the audited financial statements of the Company for its fiscal year ended March 31, 2009, the report of the auditor thereon and the related management discussion and analysis;

2.

To set the number of directors at seven (7);

3.

To elect directors of the Company for the ensuing year;

4.

To appoint the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

5.

To approve an ordinary resolution to ratify, confirm and continue the Shareholders Rights Plan dated September 1, 2006 (the “Rights Plan”) to September 1, 2012, as more particularly set out in the accompanying Information Circular; and

6.

To transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders of record on the Company’s books at the close of business on August 19, 2009 are entitled to notice of and to attend and vote at the Meeting or any adjournment thereof. Pursuant to the Company’s governing documents, each common share is entitled to one vote.

Shareholders who are unable to attend the Meeting in person and who wish to ensure their shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of Proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.

Beneficial (non-registered) shareholders who plan to attend the Meeting must follow the instructions set out in the form of Proxy or Voting Instruction Form and in the Information Circular to ensure their shares are voted at the Meeting. If you hold your shares in a brokerage account you are a beneficial (non-registered) shareholder.

DATED at Vancouver, British Columbia, this 27th day of August, 2009.

BY ORDER OF THE BOARD

“Daniel T. McCoy”

Daniel T. McCoy

President and Chief Executive Officer